UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ MF 02.558.157/0001-62 - NIRE  35.3.001.5881-4

NOTICE TO THE MARKET

VIVO IS BRAZIL’S BIGGEST AND BEST COMPANY

ACCORDING TO THE MAIN BUSINESS RANKING OF THE COUNTRY

In a year marked by the corporate consolidation and digital transformation, the Company was highlighted among 3 thousand evaluated companies in 20 sectors of the economy

Vivo is the highlight of this year's ranking Melhores e Maiores Empresas (Biggest and Best Companies) from Exame magazine, considered the most complete picture available about the corporate companies in Brazil. Prepared by the technical team of Fipecafi - Instituto de Pesquisas Contábeis of University of São Paulo -, the study initially evaluated more than 3 thousand companies to rank, at the end, 1.3 thousand companies from 20 sectors of the economy. The criterion is the net revenue in dollars, income and profitability, as well as the evolution when compared to the previous year and the performance compared to competitors. In 43 years of the ranking, it is the first time a company in the telecommunications industry is the big winner.

In 2015, Vivo’s net revenues reached 42 billion reais, 4.8% more than the previous year and the largest in the telecommunications sector, with an increase in the EBITDA margin, which stood at 30.2%, also higher than the rest of the companies. In addition to the growth in all high-value segments, such as postpaid and data packages in mobile telephony, ultra-speed broadband and Pay TV in fixed services, the Company managed to add efficiency to operations. Despite the adverse economic environment, operating costs rose 5.4%, or less than inflation of the period.

The Company maintained investments focused especially in quality and expansion of customer services. In 2015, 8.3 billion reais were invested, reaffirming the Company’s commitment to Brazil. "The year 2015 was extraordinary for Vivo because we consolidated the Company as a leader in the sector, from the combination with GVT; we advanced in the digital transformation with projects that generate efficiency and simplification of products, services and customer care; we built a unique culture and continue to believe in the country by maintaining investments over 8 billion reais focused on quality and expansion", says the Chief Executive Officer of Vivo, Amos Genish. For the executive, more than being the biggest, the important thing is to focus on being the best company for the customer and contribute to the development of the country.

São Paulo, June 30, 2016.

David Melcon Sanchez-Friera

Investor Relations Officer

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ MF 02.558.157/0001-62 - NIRE  35.3.001.5881-4

Telefônica Brasil S.A. – Investor Relations

Tel: +55 11 3430-3687

Email: ir.br@telefonica.com

www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	June 30, 2016	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director